SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 13, 2016

Commission File Number: 001-34559

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

At the Annual General Meeting of Shareholders of Syneron Medical Ltd. held on September 12, 2016, the following resolutions were approved by the shareholders:

1.   Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors for the 2016 fiscal year and for an additional period until the next Annual General Meeting.

2.   Re-election of Stephen J. Fanning and Yaffa Krindel as Class II directors to hold office until the end of the third Annual General Meeting of Shareholders of the Company to be held after the 2016 Annual General Meeting or until their successors have been duly elected.

3.	Re-election of Dr. Michael Anghel and Mr. Dan Suesskind as the Company’s external directors for three-year terms, effective November 7, 2016, in accordance with the provisions of the Israel Companies Law;

4.	Updated compensation policy regarding the terms of service and employment of the directors and officers of the Company, in accordance with the provisions of the Israel Companies Law;

5.   Updated equity compensation to non-executive directors (other than Chairman of the Board) and external directors of the Company.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), on December 9, 2013 (Registration No. 333-192729) and on September 9, 2016 (Registration No. 333-213539).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date:  September 13, 2016